ENDESA to Invest Euro 274 Million to Transform as Pontes 1,400 MW Coal Power
             Plant and to Extend 20 Years Its Useful Life

    NEW YORK--(BUSINESS WIRE)--March 26, 2003--ENDESA (NYSE: ELE):

    --  The Transformation Will Bring Significative Operation and
        Financial Advantages. with a Lower Investment Than a Standard Ccgt, This Process Will Allow the Operation of a Power Plant Three and a Half Times Larger with Lower Cost Per KWh.

    --  Current Enviromental Impact Will Be Reduced Significantly
        Through Burning Only Imported Coal.

    --  The Works Will Start on Early Summer 2003, with the First
        Transformed Group Starting Commercial Operations in 2005.

    ENDESA's (NYSE: ELE) Board of Directors has approved the investment to transform the As Pontes power plant (A Coruna) to use 100% imported coal as fuel and extend its useful life up to 2023.
    Total investment will amount to Euro 274 million.
    As Pontes coal plant, 1,400 MW in four units of 350 MW each, is the largest coal power plant in Spain generating 5% of the total Spain's needs.
    This transformation will bring significant economic and generation advantages since it will allow the operation of a very competitive power plant, three and a half times the size of a standard CCGT with a lower investment. Moreover, the total cost per KWh will be lower than the one of a CCGT. The efficiency of this plant will be improved as a result of the better quality and higher thermal value of the imported coal and its lower price.
    This investment is included in the 2002-2006 Strategic Plan that ENDESA announced in February 2002 and that was updated in October 2002. The 5-year investment Plan amounts to Euro 9.7 billion, of which Euro 5.4 billion for maintenance capex and Euro 4.3 billion for organic growth capex.
    As Pontes was built between 1976 and 1979 to burn brown lignite from a local mine, owned by ENDESA. In order to reduce emissions and to improve its heat rate, between 1993 and 1996 the plant was transformed to burn a mixture of this coal and imported subituminous from Indonesia and the U.S.
    The plant would have to be shut down in 2009 if continuing to burn the current coal mixture due to reserve depletion. The conversion guarantees the useful life of the plant for a period of 20 years from today.
    The mining of brown lignite will continue until December 31, 2007 when it will stop being used as fuel. The personnel impact that may result has already been resolved by ENDESA through early retirement plan, avoiding layoffs. ENDESA's plan for promoting other economic activities in the region has already resulted in 1,000 new jobs, above the 700 initially planned.
    The planned conversion will reduce the plant's environmental impact thanks to switching from local lignite, with high sulfur component and low caloric power, to imported coal. Moreover, this investment will also comply with European Directive of Large Combustion Facilities, and the legal framework in Spain.
    The conversion of As Pontes power plant implies certain technical changes in order to allow the existing boilers to use the new coal. There will also be other reforms aimed at extending the useful life of the facilities and the handling and unloading coal areas. Water-steam cycle and the electric components will not be affected.
    The conversion will take place between 2003 and 2008. The first converted group will start operations at the beginning of 2005; the second in mid 2006; the third, at the end of 2007; and the last, in the first half of 2008. Such schedule aims at gradually closing the mine and taking advantage of the current lignite reserves.
    ENDESA already has the required unloading terminal in El Ferrol harbour as well as the transportation facilities from the harbour to the plant.
    ENDESA also has the needed authorizations, as well as the support of local and regional authorities.

    CONTACT: ENDESA
             Jacinto Pariente, 212/750-7200
             http://www.endesa.es